UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

KINTERA, INC.

(Name of Subject Company)

KINTERA, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

49720P506 (Common Stock)

(CUSIP Number of Class of Securities)

Richard LaBarbera

President and Chief Executive Officer

9605 Scranton Road, Suite 200

San Diego, California 92121

(858) 795-3000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

With a Copy to:

Scott M. Stanton, Esq.

Morrison & Foerster LLP

12531 High Bluff Drive

San Diego, California 92130

(858) 720-5100

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

For Immediate Release

Media Contact: Tara Plappert Kintera Inc. tara.plappert@kintera.com Office: 858-795-3199

Kintera, Inc. enters into definitive agreement to be acquired by Blackbaud, Inc.

San Diego, CA. – May 29, 2008 – Kintera, Inc. (NASDAQ: KNTA), a pioneer and leading provider of on-demand solutions for nonprofits, announced today that it has entered into a definitive agreement to be acquired by Blackbaud, Inc. (NASDAQ: BLKB) in a cash tender offer for $1.12 per share, or approximately $46.0 million. Blackbaud is the leading provider of software and related services designed specifically for nonprofit organizations. Blackbaud expects to finance the tender offer through cash and borrowings from its credit facility.

Kintera will continue its operations in San Diego and its other locations. Richard LaBarbera, Kintera’s current President and Chief Executive Officer, will continue to lead Kintera. Mr. LaBarbera is a high tech industry veteran who has worked with such leading software providers as Sybase, Siemens/Nixdorf, Storage Technology and IBM.

Richard LaBarbera said, “Joining with Blackbaud gives us a way to leverage our capabilities with those of the industry leader and thus significantly improve the customer’s experience. Importantly, this move also means that non-profits will be able to choose Kintera solutions confident in the knowledge that they are backed by Blackbaud’s robust corporate infrastructure and that the partner they have selected will be there to serve them for many years into the future. Our focus will now turn exclusively to better meeting the needs of our customers and collaborating with Blackbaud to leverage the investment they are making to better serve the non-profit sector. We are very excited about the potential to offer more compelling solutions that enhance the donor experience and increase non-profits’ abilities to raise more money.”

Marc Chardon, Blackbaud’s President and Chief Executive Officer, said, “The acquisition of Kintera is very exciting for us and for the nonprofit industry as a whole. Expanding Blackbaud’s online offering in this way further establishes Blackbaud as the leading solutions partner for non-profit organizations. The online solutions of the two companies have historically served different segments of the market and this acquisition gives us the ability to broaden our addressable market with proven and rich on-line product functionality.”

Chardon continued, “Our core capabilities are complementary and we expect to continue to offer a full range of solutions that effectively meet non-profits’ needs for donor acquisition and cultivation that are integrated with our suite of CRMsolutions, including The Raiser’s Edge®. Kintera’s “Friends Asking Friends”® team fundraising and advocacy solutions are well suited for organizations that use these programs to grow their base of supporters. Similarly, Blackbaud’s NetCommunity™ offering is ideally suited for enriching the online experience of current donors enhancing the value of data that already exists in the CRM system.”

About Kintera, Inc.

Kintera®, Inc. (NASDAQ: KNTA) provides an integrated, on-demand open platform to help organizations quickly and easily reach more people, raise more money, and run more efficiently. The Kintera platform consists of a variety of products including Events, Advocacy, E-mail, Web Site Content Management, Donor Management, Constituent Relationship Management and Accounting. In addition, Kintera’s open technology, Kintera Connect™, enables clients and partners to integrate directly with Kintera technology, resulting in the availability of best of breed solutions through the Kintera Connect partner program.

For more information about Kintera software and services, visit www.kintera.com.

Kintera, Kintera Sphere, Kintera Connect, Social CRM and The Giving Experience, are either registered trademarks or trademarks of Kintera, Inc. in the U.S. and/or other countries. Other company and product names may be trademarks of their respective owners.

About Blackbaud

Blackbaud is the leading global provider of software and services designed specifically for nonprofit organizations, enabling them to improve operational efficiency, build strong relationships, and raise more money to support their missions. Approximately 19,000 organizations — including the American Red Cross, Dartmouth College, the WGBH Educational Foundation, Episcopal High School, Lincoln Center, Cancer Research UK, Special Olympics, and Arthritis Foundation — use one or more of Blackbaud products and services for fundraising, constituent relationship management, financial management, direct marketing, school administration, ticketing, business intelligence, website management, prospect research, consulting, and analytics. Since 1981, Blackbaud’s sole focus and expertise has been partnering with nonprofits and providing them the solutions they need to make a difference in their local communities and worldwide. Headquartered in the United States, Blackbaud also has operations in Canada, the United Kingdom, and Australia. For more information, visit www.blackbaud.com.

Important Information:

The tender offer for the outstanding shares of common stock of Kintera, Inc. has not yet commenced. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Blackbaud will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and Kintera will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Stockholders are urged to read both the tender offer statement, including the offer to purchase and letter of transmittal, and the solicitation/recommendation statement because they will contain important information. Kintera stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Georgeson Inc., the information agent for the offer, toll-free at (866) 328-5439 (banks and brokers call (212) 440-9800, from Blackbaud (with respect to documents filed by Blackbaud with the SEC) by going to the Investor Relations section of Blackbaud’s website at www.blackbaud.com, or from Kintera (with respect to documents filed by Kintera with the SEC) by going to the Investor Relations section of Kintera’s website at www.kintera.com. Stockholders and other investors are urged to read those materials carefully prior to making any decisions with respect to the offer.

Forward-looking Statements

Except for historical information, all of the statements, expectations, and assumptions contained in this news release are forward-looking statements that involve a number of risks and uncertainties. Although Kintera attempts to be accurate in making these forward-looking statements, it is possible that future circumstances might differ from the assumptions on which such statements are based. In addition, other important factors that could cause results to differ materially include those related to the expected timing and financial or other benefits of the transaction, the timing of filings and approvals related to the transaction, the expected timing of the closing of the transaction and the other risk factors set forth from time to time in the SEC filings for Kintera, copies of which are available free of charge at the SEC’s website at www.sec.gov and at the Investor Relations section of Kintera’s website at www.kintera.com.

All Kintera product names appearing herein are trademarks or registered trademarks of Kintera, Inc.

All Blackbaud product names appearing herein are trademarks or registered trademarks of Blackbaud, Inc.

# # #